Exhibit 99.1

News Release #05/2013 2013-04-12

Baja Mining Provides Standstill and Funding Update

Vancouver, April 12, 2013 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQB: BAJFF) announces that further to Baja’s February 12, 2013 news release, it has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”) that the third standstill agreement which expired March 31, 2013 has been amended and restated to extend the standstill period to April 19, 2013.

Baja has further been informed by MMB that on April 4, 2013, Korea Resources Corporation ("KORES") contributed an additional US$30 million in construction funding to MMB. This amount will be credited toward the US$60 million the Korean Consortium and/or KORES may contribute toward the total Phase II Funding which would have the effect of reducing Baja’s interest in MMB from 26.2% to 20.9%. Additional contributions by the Korean Consortium and/or KORES will result in further reductions in Baja’s interest in MMB. Please refer to Baja’s February 12, 2013 news release for further details.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR (www.sedar.com) including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

1 of 1